Exhibit 99.1

Sims Metal Management Limited ABN 69 114 838 630

000001 000 SGM MR SAM SAMPLE FLAT 123 123 SAMPLE STREET THE SAMPLE HILL SAMPLE ESTATE SAMPLEVILLE VIC 3030

10 October 2011

Dear Shareholder

I have pleasure in inviting you to attend the 2011 Annual General Meeting of Sims Metal Management Limited to be held at the ANZ Pavilion, The Arts Centre, 100 St. Kilda Road Melbourne VIC on Thursday, 10 November 2011 at 10:30am (Melbourne time).

Enclosed is the Notice of Annual General Meeting which sets out the items of business to be considered.

If you are attending, please bring this letter with you to facilitate registration into the meeting.

If you are unable to attend the meeting, you are encouraged to complete the enclosed proxy form. The proxy form should be returned in the envelope provided so that it is received no later than 48 hours before the commencement of the meeting.

Corporate shareholders will be required to complete a “Certificate of Appointment of Representative” to enable a person to attend on their behalf. A form of this certificate may be obtained from the Company’s share registry.

A copy of the address to be given by each of the Chairman and the Group Chief Executive Officer at the meeting will be available for viewing and downloading from the Company’s website at www.simsmm.com, following the meeting. You may also request a copy from the Company.

I look forward to your attendance at the meeting.

Yours sincerely

Frank Moratti

Company Secretary

BUSINESS

ACCOUNTS AND REPORTS

To receive and consider the financial statements of the Company and its controlled entities for the year ended 30 June 2011 and the related Directors’ Report, Directors’ Declaration and Auditor’s Report.

RE-ELECTION OF DIRECTORS

MR GERALD MORRIS

RESOLUTION 1

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Gerald Morris, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and having offered himself for re-election and being eligible, be re-elected as an Independent Non-Executive Director of the Company.”

MR NORMAN BOBINS

RESOLUTION 2

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr Norman Bobins, who retires by rotation at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and having offered himself for re-election and being eligible, be re-elected as an Independent Non-Executive Director of the Company.”

MRS HEATHER RIDOUT

RESOLUTION 3

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mrs Heather Ridout, who having been appointed as an additional Director since the last Annual General Meeting retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as an Independent Non-Executive Director of the Company.”

MR JOHN DILACQUA

RESOLUTION 4

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That Mr John DiLacqua, who having been appointed as an additional Director since the last Annual General Meeting retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules, be re-elected as an Independent Non-Executive Director of the Company.”

Mr Robert Lewon has informed the Company that he will be retiring at the conclusion of the Annual General Meeting and will not be standing for re-election.

PARTICIPATION IN THE SIMS METAL MANAGEMENT LIMITED LONG TERM INCENTIVE PLAN BY MR DANIEL DIENST

RESOLUTION 5

To consider and, if thought fit, pass the following resolution as an ordinary resolution:

“That approval is given for the purposes of ASX Listing Rules 7.1 and 10.14 and for all other purposes, for Mr Daniel Dienst, the Group Chief Executive Officer, to have issued to him 332,916 Performance Rights and 283,695 Options, and the issue of any Sims Metal Management Limited ordinary shares or American Depositary Shares upon the vesting or exercise of those Performance Rights and Options under the terms of the Sims Metal Management Limited Long Term Incentive Plan as described in the Explanatory Memorandum for the 2011 Annual General Meeting accompanying the Notice of Meeting convening this meeting.”

REMUNERATION REPORT

RESOLUTION 6

To consider and, if thought fit, pass the following resolution as a non-binding ordinary resolution:

“That the Remuneration Report for the year ended 30 June 2011 (as set out in the Directors’ Report) is adopted.”

By order of the Board

Frank Moratti

Company Secretary

10 October 2011

INFORMATION FOR SHAREHOLDERS

VOTING EXCLUSION STATEMENT – RESOLUTION 5

In accordance with ASX Listing Rule 14.11, the Company will disregard any votes cast on Resolution 5 by any Director of the Company (other than a director who is ineligible to participate in any employee incentive scheme of the Company), and by any person who may participate in the proposed issues or obtain a benefit (except a benefit solely in the capacity as a shareholder), and any associate of such a Director or other person. However, the Company need not disregard such a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the person chairing the Meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

VOTING EXCLUSION STATEMENT – RESOLUTION 6

In accordance with the Corporations Act 2001, a vote must not be cast (in any capacity) on Resolution 6 by or on behalf of a member of the key management personnel for the Sims Metal Management Limited consolidated group (each a KMP), and their closely related parties, whether as a shareholder or as a proxy.

However, a vote may be cast on Resolution 6 by a KMP, or a closely related party of a KMP, if:

•	the vote is cast as a proxy:

•	appointed by writing that specifies how the proxy is to vote on Resolution 6; and

•	the vote is not cast on behalf of a KMP or a closely related party of a KMP.

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Sims Metal Management Limited consolidated group, directly or indirectly, including all Directors (Executive and Non-Executive).

A “closely related party” of a KMP means:

•	a spouse or child of the KMP; or

•	a child of the KMP’s spouse; or

•	a dependant of the KMP or of the KMP’s spouse; or

•	anyone else who is one of the KMP’s family and may be expected to influence the KMP, or be influenced by the KMP, in the KMP’s dealings with the Sims Metal Management Limited consolidated group; or

•	a company the KMP controls.

VOTING ENTITLEMENTS

For the purpose of the Corporations Act 2001, the Company has determined that all securities of the Company that are quoted securities at 7:00pm (Melbourne time) on Tuesday, 8 November 2011 will be taken, for the purpose of the Meeting, to be held by the persons who held them at the time.

PROXIES

A shareholder who is entitled to attend and cast a vote at the Meeting has the right to appoint a proxy to attend and vote on behalf of the shareholder. The proxy need not be a shareholder of the Company and may be an individual or a body corporate.

If a shareholder is entitled to cast two or more votes they may appoint two proxies and may specify the percentage or number of votes each proxy is appointed to exercise. If the proxy appointments do not specify a proportion or number, each proxy may exercise half of the shareholder’s votes.

The Proxy Form must be:

•	deposited at the share registry of the Company, Computershare Investor Services Pty Limited, located at Level 4, 60 Carrington Street, Sydney NSW 2000 (or by mail to GPO Box 242 Melbourne Vic 3001);

•	deposited at the Company’s Registered Office, Sir Joseph Banks Corporate Park, Suite 3, Level 2, 32-34 Lord Street Botany NSW 2019;

•	sent to the Company by mail to PO Box 651 Botany NSW 1455; or

•	sent by facsimile to Computershare on 1800 783 447 or (03) 9473 2555 or to the Company on (02) 8113 1622.

To be effective, proxies must be lodged by 10:30am (Melbourne time) on Tuesday, 8 November 2011. Proxies lodged or received after that time will be invalid.

PROXIES ON RESOLUTIONS 5 AND 6

Any undirected proxies held by the Chairman of the Meeting will not be voted in respect of either Resolution 5 (Mr Daniel Dienst’s LTI Plan participation) or Resolution 6 (Remuneration Report adoption) unless you mark the box in Step 1 of the Proxy Form, in which case you will be directing the Chairman to vote in accordance with the Chairman’s stated intention to vote in favour of both Resolutions 5 and 6. You will also be acknowledging if you mark the box in Step 1 that the Chairman may exercise your proxy even though Resolutions 5 and 6 are connected directly or indirectly with the remuneration of a member of the KMP and/or even if the Chairman has an interest in the outcome of these items and that votes cast by the Chairman, other than as a proxy holder, would be disregarded because of that interest.

CORPORATE REPRESENTATIVES

A body corporate which is a Shareholder, or which has been appointed as a proxy, is entitled to appoint any person to act as its representative at the Meeting. The appointment of the representative must comply with the requirements under section 250D of the Corporations Act 2001. The representative should bring to the Meeting a properly executed letter or other document confirming their authority to act as the company’s representative.

SHAREHOLDER QUESTIONS

If you would like a question to be put to the Chairman of the Meeting or the Auditor and you are not able to attend the Meeting, please email your question to the Company Secretary at frank.moratti@simsmm.com.

To allow time to collate questions and prepare answers, questions are to be received by the Company Secretary by 10:30am (Melbourne time) on Tuesday, 8 November 2011.

The Company’s shareholders (Shareholders) should read the Explanatory Memorandum accompanying, and forming part of, this Notice of Meeting (Notice) for more details on the resolutions to be voted on at the Meeting.

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EXPLANATORY MEMORANDUM FOR 2011 ANNUAL GENERAL MEETING (MEETING)

BUSINESS OF THE MEETING

ACCOUNTS AND REPORTS

The Financial Report, Directors’ Report and the Auditor’s Report for the financial year ended 30 June 2011 will be laid before the Meeting.

Together, the Financial Report, Directors’ Report and the Auditor’s Report constitute the Company’s 2011 Annual Report. Unless the Company’s Share Registry has been notified otherwise, Shareholders will not be sent a hard copy of the Annual Report. All Shareholders can view the 2011 Annual Report on the Company’s website at www.simsmm.com.

Following the consideration of the Reports, the Chairman will give Shareholders a reasonable opportunity to ask questions about or comment on the management of the Company.

The Chairman will also give Shareholders a reasonable opportunity to ask the Auditor questions relevant to:

•	the conduct of the audit;

•	the preparation and content of the Auditor’s Report;

•	the accounting policies adopted by the Company in relation to the preparation of the financial statements; and

•	the independence of the Auditor in relation to the conduct of the audit.

The Chairman will also give the Auditor a reasonable opportunity to answer written questions submitted by Shareholders that are relevant to the content of the Auditor’s Report or the conduct of the audit. A list of written questions, if any, submitted by Shareholders will be made available at the start of the Meeting and any written answers tabled by the Auditor at the Meeting will be made available as soon as practicable after the Meeting.

RESOLUTION 1 – RE-ELECTION OF DIRECTOR

GERALD E MORRIS BA (AGE 79)

INDEPENDENT NON-EXECUTIVE DIRECTOR

The ASX Listing Rules require that the Company hold an election of Directors at least once per year. The Company’s Constitution requires that at least one Director, excluding the Managing Director, must retire each year. The retiring Director is then eligible to offer themself for re-election by Shareholders.

Mr Morris retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.

Mr Morris was appointed as a director in March 2008 and is Chairman of the Board Risk, Audit & Compliance Committee and a member of the Remuneration Committee and Nomination/Governance Committee. He was formerly a director (since January 2004) of Metal Management, Inc. He previously served as President and CEO of Intalite International N.V., as Chairman and director of Beacon Trust Company, and as a director of Metals USA, Inc., Rexel, Inc. and Tivoli Industries, Inc., and as trustee of the Blanchard Group of Funds. He is a Certified Public Accountant.

Prior to submitting himself for re-election, Mr Morris acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Directors’ recommendation

The Directors, with Mr Morris abstaining, unanimously recommend you vote in favour of the re-election of Mr Morris.

RESOLUTION 2 – RE-ELECTION OF DIRECTOR

NORMAN R BOBINS BS, MBA (AGE 68)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr Bobins retires by rotation and, being eligible, offers himself for re-election as an Independent Non-Executive Director.

Mr Bobins was appointed as a director in March 2008 and is Chairman of the Board Finance & Investment Committee and a member of the Nomination/Governance Committee. He was formerly a director of Metal Management, Inc (since 2006). Mr Bobins is the Chairman of Norman Bobins Consulting LLC (since 2008). From May 2007 until October 2007, Mr Bobins was the Chairman of the Board of LaSalle Bank Corporation. From 2002 to 2007, he was President and Chief Executive Officer of LaSalle Bank Corporation. From 2006-2007, he was President and Chief Executive Officer of ABN AMRO North America. From 2002-2007, he was Senior Executive Vice President at ABN AMRO Bank N.V., the Dutch parent of LaSalle Bank Corporation. Mr Bobins is the Non-Executive Chairman of The PrivateBank and Trust Company. He is also a director of NICOR, Inc. and AAR CORP. He earned his BS from the University of Wisconsin and his MBA from the University of Chicago.

Prior to submitting himself for re-election, Mr Bobins acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Directors’ recommendation

The Directors, with Mr Bobins abstaining, unanimously recommend you vote in favour of the re-election of Mr Bobins.

SIMS METAL MANAGEMENT LIMITED NOTICE OF MEETING 2011	3

EXPLANATORY MEMORANDUM FOR 2011 ANNUAL GENERAL MEETING (MEETING)

RESOLUTION 3 – RE-ELECTION OF DIRECTOR

MRS HEATHER RIDOUT (AGE 57)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mrs Heather Ridout, having been appointed as an additional Director since the last Annual General Meeting retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and, being eligible, offers herself for re-election as an Independent Non-Executive Director.

Mrs Heather Ridout was appointed as a director on 1 September 2011 and is a member of the Board Safety, Health, Environment & Community Committee. She is currently the Chief Executive of the Australian Industry Group – an employer group which along with its affiliates represents some 60,000 businesses across Australia who employ more than one million staff in a range of industries, including manufacturing, construction and engineering. She has been with the Ai Group for over 30 years, rising through the ranks of its predecessor, the Metal Trades Industry Association, to eventually become Chief Executive in 2004. Mrs Ridout is Director of the AustralianSuper Trustee Board, the largest industry fund in Australia. She also serves on the Boards of Skills Australia, a Federal Government body established to shape Australia’s strategy on skills development, and Infrastructure Australia, established by the Federal Government some four years ago to advise on Australia’s infrastructure spending. She has an economics degree honours.

Prior to submitting herself for re-election, Mrs Ridout acknowledged to the Company that she would have sufficient time to properly fulfil her duties to the Company.

Directors’ recommendation

The Directors, with Mrs Ridout abstaining, unanimously recommend you vote in favour of the re-election of Mrs Ridout.

RESOLUTION 4 – RE-ELECTION OF DIRECTOR

JOHN T. DILACQUA MBA (AGE 59)

INDEPENDENT NON-EXECUTIVE DIRECTOR

Mr DiLacqua, having been appointed as an additional Director since the last Annual General Meeting retires at the Annual General Meeting in accordance with the Company’s Constitution and the ASX Listing Rules and, being eligible, offers himself for re-election as an Independent Non-Executive Director.

Mr DiLacqua was appointed as a director on 1 September 2011 and is a member of the Board Risk, Audit & Compliance Committee and Finance & Investment Committee. He was formerly a director of Metal Management, Inc (since June 2001), and was a Director of Sims Metal Management Limited from March – November 2008. He was the Executive Chairman of Envirosource, Inc. from May 2004 to December 2004 and had served as President and Chief Executive Officer of Envirosource from January 1999 to May 2004. From October 1997 to December 1998, he served as President of the U.S. Ferrous Operations of Philip Metals, Inc., and, prior to that, from May 1994, as the President of Luria Brothers. He is a graduate of Temple University and received an MBA from Carnegie Mellon University. He is a certified public accountant.

Prior to submitting himself for re-election, Mr DiLacqua acknowledged to the Company that he would have sufficient time to properly fulfil his duties to the Company.

Directors’ recommendation

The Directors, with Mr DiLacqua abstaining, unanimously recommend you vote in favour of the re-election of Mr DiLacqua.

RESOLUTION 5

PARTICIPATION IN THE SIMS METAL MANAGEMENT LIMITED LONG TERM INCENTIVE PLAN (“PLAN”) BY MR DANIEL DIENST

Mr Dienst is the Group Chief Executive Officer (CEO) of the Company and an Executive Director.

The Board (with Mr Dienst absent and not voting) believes it is appropriate that Mr Dienst be entitled to be granted Performance Rights, subject to the performance hurdles described below, and Options (collectively Equity Rights), under the Plan.

The Board believes that the issue of Equity Rights, more fully described below, pursuant to the Plan which was introduced in 2007, is an important element of the Company’s remuneration strategy for the CEO, which involves fixed base compensation (Base Salary) and other benefits, a short-term incentive (STI) and a long-term incentive (LTI), as set out in the Company’s Annual Report. Mr Dienst’s total compensation currently comprises Base Salary of US$1,330,000 per annum, an annual STI opportunity of 130% of Base Salary (target) and 260% (maximum), and an annual LTI award equal to 300% of Base Salary. Mr Dienst is entitled to participate in the Plan.

Resolution 5 seeks approval for the grant to Mr Dienst of:

•

332,916 Performance Rights with a relative Total Shareholder Return (TSR) performance hurdle set against a peer group of companies and vesting conditions based on this hurdle and on continued service; and

•	283,695 Options with a market-price exercise price, with vesting conditions based on continued service.

More details regarding the terms of these Equity Rights are set out below.

Reasons for the Equity Rights structure for the 2012 fiscal year grant

The Company is an organisation with almost 70% of its Revenue generated from North America, and a significant number of its executive team are based there. Further, the Company has significant shareholding bases in the United States (US) and Australia, with both ordinary shares traded on the ASX in Australia and American Depositary Shares (ADSs) traded on the New York Stock Exchange in the US.

Consequently, the Company must ensure that its executive remuneration approach increasingly reflects US compensation systems/practices, while being cognisant of Australian practices.

If approved by Shareholders, Mr Dienst will receive his LTI grant in two allotments:

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1.	A grant of Performance Rights with a nil issue and exercise price, with vesting based on the TSR of the Company relative to the performance of an international peer group of companies in the Company’s sector. The list of these comparators is in Annexure 1. While performance hurdles for vesting are common in Australia, they are only used in a minority of US plans. This grant would constitute two-thirds of Mr Dienst’s LTI grant.

2.	A grant of Options, with an exercise price based on the market value of the Company’s shares (calculated on the average of the Company’s closing share price on the five trading days up to, but not including, the date of grant of the Options). Options will vest based on the continued service of Mr Dienst. While option grants without performance hurdles are uncommon in Australia, they are common practice in the US. Moreover, no gains will be available to Mr Dienst unless the share price of the Company increases above the exercise price for those Options. This grant would constitute one-third of Mr Dienst’s LTI grant.

The grants under the Plan for the 2012 fiscal year will provide:

•	a reward for strong performance relative to peers;

•	a reward for generating returns for Shareholders; with

•	vesting based both on performance and on service.

Accordingly, the Company believes that the proposed grant under the Plan for Mr Dienst is an approach which will support both the business direction of the Company, and Shareholder expectations.

Terms of 2012 fiscal year Performance Rights

(a)	332,916 Performance Rights will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining Shareholder approval pursuant to Resolution 5. A Performance Right is the right to receive an ordinary share upon satisfaction of all vesting conditions for a nil issue price. Under the terms of the Plan, once the terms and conditions of the Performance Rights have been satisfied and Mr Dienst is entitled to ordinary shares, those shares will be provided by way of acquisition of existing shares on-market on behalf of the executive, or by way of an issue of new shares. If Mr Dienst is resident in the US at the time of exercise, then he will be issued ADSs instead of ordinary shares, unless the Board determines otherwise.

(b)	Subject to the Plan Rules, Performance Rights will not vest or be exercised, and cannot be sold or otherwise dealt with by Mr Dienst, until the relevant performance terms and conditions have been satisfied.

(c)	Performance period

The performance period for the Performance Rights is the three-year period commencing 1 July 2011 (Start Date) and ending 30 June 2014 (the First Test Date). Re-testing applies to the Performance Rights for the four-year performance period ending 30 June 2015 (the Second Test Date) and again for the five-year performance period ending 30 June 2016 (the Third Test Date), to the extent that the Performance Rights have not all vested previously. Permitting re-testing effectively sets a new and more challenging hurdle as it requires a recovery from sub-median performance against the comparator group to an above-median performance.

Any Performance Rights which have not vested with effect as at 30 June 2016 will immediately lapse.

(d)	TSR Performance Hurdle

TSR measures the growth over a particular period in the price of shares plus dividends notionally re-invested in shares.

In order for any or all of Mr Dienst’s Performance Rights to vest, the Company’s TSR for the relevant performance period must be at the 51st percentile or higher against the TSRs of an international peer group of 15 specified comparator companies in the Company’s sector. The list of these comparators is in Annexure 1.

Based on the Company’s relative TSR performance over the relevant performance period, Mr Dienst’s Performance Rights will vest in accordance with the following table:

TSR OF THE COMPANY RELATIVE TO TSRs OF COMPARATORS	PROPORTION OF PERFORMANCE RIGHTS VESTING
Less than the 51st percentile	0%
51st percentile	50%
Between 51st percentile and 75th percentile	Straight-line vesting between 50% and 100%
75th percentile or higher	100%

TSR is calculated in each case on the following basis:

•	dividends are re-invested on the ex-dividend date;

•	share prices are calculated as a volume weighted average sale price of shares on the ASX for the three months preceding the Start Date and the relevant Test Date;

•	local currencies are used for non-Australian comparator companies, so currency movements are ignored; and

•	tax and any franking credits (or similar) will be ignored.

(e)	Continued employment vesting condition

In addition to the Company meeting the applicable TSR performance condition specified above, Mr Dienst must also continue to be an employee of the Company at the Rights Vesting Date for his Performance Rights to vest. The Rights Vesting Date will be the date the Company announces its preliminary final financial results to ASX after the relevant performance period, but in no event later than 15 March of the following calendar year. For example, in respect of the initial three-year performance period ending 30 June 2014 Mr Dienst will need to be an employee of the Company when the Company announces its results for the fiscal year to 30 June 2014 to ASX (which is expected to be in August 2014) (the Initial Rights Vesting Date).

SIMS METAL MANAGEMENT LIMITED NOTICE OF MEETING 2011	5

EXPLANATORY MEMORANDUM FOR 2011 ANNUAL GENERAL MEETING (MEETING)

Unvested Performance Rights lapse upon Mr Dienst ceasing to be an employee, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board) prior to the Initial Rights Vesting Date. In the event of a Qualifying Cessation prior to the Initial Rights Vesting Date, Mr Dienst’s unvested Performance Rights will not immediately lapse, but instead will be retained and tested for satisfaction of vesting conditions at the end of the initial three-year performance period. However, subject to the Board’s discretion to allow otherwise, there will be no re-testing at the Second Test Date or the Third Test Date, so any Performance Rights which have not vested at the Initial Rights Vesting Date will lapse. Where there is a Qualifying Cessation after the Initial Rights Vesting Date, any unvested Performance Rights lapse, ie. there is no further re-testing of those Performance Rights.

All Performance Rights will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Dienst’s employment for cause.

(f)	Performance Rights will vest and be automatically exercised upon a change of control of the Company, and (subject to Board discretion) upon a takeover bid for the Company, or similar transaction, which is recommended by the Board.

Terms of 2012 fiscal year Options

(a)	283,695 Options will be issued to Mr Dienst under the terms of the Plan, conditional on obtaining Shareholder approval. An Option is the right to receive an ordinary share in the Company upon vesting conditions being met and payment of the exercise price. Options are issued at a nil issue price. Under the terms of the Plan, ordinary shares will be provided on exercise by way of acquisition of existing shares on-market on behalf of the executive or by way of an issue of new shares. If Mr Dienst is resident in the US at the time of exercise, then he will be issued ADSs instead of ordinary shares, unless the Board determines otherwise.

(b)	The exercise price of the Options will be the market value of the Company’s ordinary shares (calculated on the average of the Company’s closing share price on the five trading days up to, but not including, the date of grant, which will be the business day following Shareholder approval under Resolution 5, if given, at the Meeting).

(c)	The Options will vest and become exercisable in three equal tranches over approximately three years on the respective dates the Company announces its preliminary final financial results to ASX for the 2012, 2013 and 2014 fiscal years (Options Vesting Date).

VESTING SCHEDULE	OPTIONS	DATE
Tranche 1	94,565	2012
Tranche 2	94,565	2013
Tranche 3	94,565	2014

(d)	The Options expire seven years after the date of grant, unless exercised or lapsed before that time.

(e)	Continued employment vesting condition

Mr Dienst must continue to be an employee at the relevant Options Vesting Date for his Options to vest.

Unvested Options lapse upon Mr Dienst ceasing to be an employee, unless as a result of a Qualifying Cessation (as defined in the Plan Rules, which includes cessation of employment in circumstances such as death, total or permanent disablement, redundancy, and otherwise at the discretion of the Board). In the event of a Qualifying Cessation, the Options will vest according to the original Vesting Schedule.

All Options will lapse and be immediately forfeited in cases of fraud, gross dishonesty or termination of Mr Dienst’s employment for cause.

(f)	Options will vest and become exercisable upon a change of control, and (subject to Board discretion) upon a takeover bid or similar transaction which is recommended by the Board. However, the expiry date will also be accelerated so that the Options can only be exercised within 30 days of that event occurring, after which they will expire, unless otherwise determined by the Board.

Equity Rights generally

In relation to both Performance Rights and Options, the Plan Rules:

(a)	prohibit the executive from hedging unvested awards;

(b)	allow the Company to settle awards in cash upon vesting at the Board’s discretion;

(c)	state that if, prior to their exercise, the Company undergoes a reorganisation of capital (other than by way of a bonus issue or issue for cash), the terms of the Equity Rights will be changed to the extent necessary to comply with the ASX Listing Rules as they apply at the relevant time to a reorganisation of capital at the time of the reorganisation; and

(d)	state that the holder is not entitled to participate in a new issue of shares or other securities made by the Company to holders of its shares unless the Equity Rights are vested and exercised before the record date for the relevant issue.

ASX Listing Rules Requirements

Under ASX Listing Rule 10.14, the Company must not permit a director of the Company to acquire securities under the Plan without Shareholder approval. In addition, under ASX Listing Rule 7.1, the Company may not issue more than 15% of its issued capital on a rolling 12-month basis, unless an issue is approved by Shareholders and subject to other specific exceptions. If the issue of Equity Rights under Resolution 5 is approved for the purposes of Listing Rule 7.1, then those Equity Rights, and the issue of shares upon vesting and exercise of those Equity Rights, will not count towards the 15% allowance.

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The following information is provided for the purposes of these ASX Listing Rules in connection with the approval sought in Resolution 5.

(a)	The Plan was introduced in 2007. Grants made to directors under the Plan since the date of the last Shareholder approval, being 19 November 2010, were 271,865 Performance Rights and 203,908 Options to Mr Daniel Dienst at nil consideration.

(b)	All directors are eligible under the terms of the Plan to participate in awards of Performance Rights and Options (subject to Shareholder approval), although there is no intention to make awards to non-executive directors. The names of the current directors are Mr Daniel Dienst, Mr Paul Varello, Mr Michael Feeney, Mr Christopher Renwick, Mr Paul Sukagawa, Mr Norman Bobins, Mr Robert Lewon, Mr Gerald Morris, Mr Geoffrey Brunsdon, Mr Jim Thompson, Mr John DiLacqua and Mrs Heather Ridout.

(c)	The Performance Rights and Options will be issued, assuming Shareholder approval is obtained, on the next business day following the Meeting, and in any event within three months after the date of the Meeting.

(d)	There is no specific intended use of the funds that may be raised from payment of the exercise price of the Options by Mr Dienst.

(e)	The maximum number of securities that may be acquired by Mr Dienst is 332,916 Performance Rights and 283,695 Options, with each Performance Right and each Option representing one Company ordinary share or ADS (as the case may be), and has been calculated by reference to the average of the Company’s closing share price on the five trading days up to and including 23 September 2011.

(f)	There is no loan proposed in relation to the proposed award of Performance Rights and Options to Mr Dienst.

A voting exclusion statement is set out under the resolution in this Notice.

Directors’ recommendation

The Directors (with Mr Dienst absent and not voting) unanimously recommend you vote in favour of Resolution 5 which will complete the Company’s remuneration strategy for Mr Dienst for the 2012 fiscal year.

STATEMENT WITH REGARD TO APPROVED GRANT OF SECURITIES

Details of any securities issued to Directors under the Plan will be published in each annual report of the Company relating to a period in which securities have been issued, together with a statement that approval for the issue of the securities was obtained under Listing Rule 10.14.

If additional Directors who were not named in this Notice become entitled to participate in the Plan after this Meeting, Shareholder approval under Listing Rules 7.1 and 10.14 will, if required, be obtained before they are able to participate in the Plan.

RESOLUTION 6 – REMUNERATION REPORT

The Remuneration Report is contained in the Directors’ Report of the Company’s 2011 Annual Report. The Report explains the Company’s executive remuneration practices and the link between the remuneration of employees and the Company’s performance and sets out remuneration details for each Director and for each named Executive.

The Corporations Act 2001 requires listed companies to put the Remuneration Report for each financial year to a resolution of members at their Annual General Meeting. Under section 250R (3) of the Corporations Act 2001, the vote is advisory only and does not bind the Directors.

However, under changes to the Corporations Act 2001 which came into effect on 1 July 2011, if at least 25% of the votes cast on the resolution are voted against adoption of the Remuneration Report at this Meeting, and then again at the 2012 AGM, the Company will be required to put to Shareholders at the 2012 AGM a resolution proposing the calling of an extraordinary general meeting to consider the appointment of Directors of the Company (spill resolution).

If more than 50% of Shareholders vote in favour of the spill resolution, the Company must convene the extraordinary general meeting (spill meeting) within 90 days of the 2012 AGM. All of the Directors who were in office when the 2012 Directors’ Report was approved, other than the Managing Director, will cease to hold office immediately before the end of the spill meeting but may stand for re-election at the spill meeting. Following the spill meeting those persons whose election or re-election as Directors is approved will be the Directors of the Company.

The Chairman will give Shareholders a reasonable opportunity to ask questions about or make comments on the Remuneration Report.

A voting exclusion statement is set out under the resolution in this Notice.

Directors’ recommendation

The Directors unanimously recommend you vote in favour of adopting the Remuneration Report.

SIMS METAL MANAGEMENT LIMITED NOTICE OF MEETING 2011	7

ANNEXURE 1

COMPARATOR COMPANIES FOR TSR PERFORMANCE

HURDLE

•	AK Steel

•	Alcoa

•	Allegheny Technologies

•	ArcelorMittal

•	BlueScope Steel

•	Commercial Metals

•	Gerdau ON

•	Nucor

•	OneSteel

•	Posco

•	Reliance Steel

•	Schnitzer Steel

•	Steel Dynamics

•	Tokyo Steel

•	U.S. Steel

MAP

8

SIMS METAL MANAGEMENT

Sims Metal Management Limited

ABN 69 114 838 630

Lodge your vote:

By Mail:

Computershare Investor Services Pty Limited

GPO Box 242 Melbourne

Victoria 3001 Australia

000001 000 SGM

MR SAM SAMPLE

FLAT 123

123 SAMPLE STREET

THE SAMPLE HILL

SAMPLE ESTATE

SAMPLEVILLE VIC 3030

Alternatively you can fax your form to

(within Australia) 1800 783 447

(outside Australia) +61 3 9473 2555

For Intermediary Online subscribers only

(custodians) www.intermediaryonline.com

For all enquiries call:

(within Australia) 1300 850 505

(outside Australia) +61 3 9415 4000

Proxy Form

For your vote to be effective it must be received by 10:30am (Melbourne Time) on Tuesday 8 November 2011

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.

Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.

Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.

Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate “Certificate of Appointment of Corporate Representative” prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, “Downloadable Forms”.

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

Turn over to complete the form

View your securityholder information, 24 hours a day, 7 days a week:

www.investorcentre.com

Review your securityholding

Update your securityholding

Your secure access information is:

SRN/HIN: I9999999999

PLEASE NOTE: For security reasons it is important that you keep your

SRN/HIN confidential.

This Document is printed on Greenhouse FriendlyTM ENVI Laser Carbon Neutral Paper

MR SAM SAMPLE

FLAT 123

123 SAMPLE STREET

THE SAMPLE HILL

SAMPLE ESTATE

SAMPLEVILLE VIC 3030

Change of address. If incorrect,

mark this box and make the

correction in the space to the left.

Securityholders sponsored by a

broker (reference number

commences with ‘X’) should advise

your broker of any changes.

I 9999999999 I ND

Proxy Form Please mark X to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf XX

I/We being a member/s of Sims Metal Management Limited hereby appoint the Chairman of the Meeting OR

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Sims Metal Management Limited to be held at the ANZ Pavilion, The Arts Centre, 100 St. Kilda Road Melbourne VIC on Thursday, 10 November 2011 at 10:30am (Melbourne time) and at any adjournment of that meeting.

Important for Items 5 and 6 - If the Chairman of the Meeting is your proxy or is appointed as your proxy by default

By marking this box, you are directing the Chairman of the Meeting to vote in accordance with the Chairman’s voting intentions on Items 5 and 6 as set out below and in the Notice of Meeting. If you do not mark this box, and you have not directed your proxy how to vote on Items 5 and 6, the Chairman of the Meeting will not cast your votes on Items 5 and 6 and your votes will not be counted in computing the required majority if a poll is called on these items. If you appoint the Chairman of the Meeting as your proxy you can direct the Chairman how to vote by either marking the boxes in Step 2 below (for example if you wish to vote against or abstain from voting) or by marking this box (in which case the Chairman of the Meeting will vote in favour of Items 5 and 6).

The Chairman of the Meeting intends to vote all available proxies in favour of Items 5 and 6 of business.

I/We direct the Chairman of the Meeting to vote in accordance with the Chairman’s voting intentions on Items 5 and 6 (except where I/we have indicated a different voting intention below) and acknowledge that the Chairman of the Meeting may exercise my proxy even though Items 5 and 6 are connected directly or indirectly with the remuneration of a member of key management personnel and/or even if the Chairman of the Meeting has an interest in the outcome of these items and that votes cast by the Chairman, other than as proxy holder, would be disregarded because of that interest.

STEP 2 Items of Business PLEASE NOTE: If you mark the Abstain box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

ORDINARY BUSINESS

For Against Abstain

1 To re-elect Gerald E Morris as an Independent Non-Executive Director of the Company.

2 To re-elect Norman R Bobins as an Independent Non-Executive Director of the Company.

3 To re-elect Heather Ridout as an Independent Non-Executive Director of the Company.

4 To re-elect John T. DiLacqua as an Independent Non-Executive Director of the Company.

5 To approve the participation in the Sims Metal Management Long Term Incentive Plan by Mr Daniel Dienst.

6 To adopt the Remuneration Report for the year ended 30 June 2011.

The Chairman of the Meeting intends to vote all available proxies in favour of each item of business.

SIGN Signature of Securityholder(s) This section must be completed.

Individual or Securityholder 1 Securityholder 2 Securityholder 3

Sole Director and Sole Company Secretary Director Director/Company Secretary

Contact Name Contact Daytime Telephone Date / /

S G M

1 2 2 7 5 3 A

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